Exhibit 99.9

NICE Awarded Initiative to Modernize Incident Debriefing
Systems for Air Traffic Control the Netherlands

NICE Inform will enable LVNL to record, reconstruct and reliably reproduce Air Traffic Control (ATC)
 communications for investigations, regulatory compliance and training

Hoboken, N.J., October 16, 2019 – NICE (Nasdaq: NICE) today announced that it has been awarded the initiative to modernize voice and communications recording systems for Air Traffic Control the Netherlands (LVNL). The project, to be delivered in collaboration with SkySoft-ATM, is part of a broader LVNL initiative to fully update the organization’s voice communications technology and infrastructure. Facilitating more than 600,000 flights safely and efficiently each year, LVNL will use the next generation NICE Inform incident recording and reconstruction solution to record Dutch military airspace communications, and Air Traffic Control (ATC) communications at various regional and international airports including Amsterdam Schiphol, Rotterdam, Riekerpolder and Lelystad.

As an existing NICE customer, LVNL will be replacing its legacy voice recording solution to take advantage of the newest functionality that NICE Inform brings to its operations, including its proven ability to integrate with SkySoft-ATM Video Recording and Playback systems. NICE Inform reliably records all types of voice communications between aircraft, ATC operations and ground personnel. While seamlessly interfacing with a myriad of ATC systems to capture and synchronize voice, radar, CCTV video and other data, NICE Inform enables incidents to be reviewed and replayed exactly as they occurred.

Chris Wooten, Executive Vice President, NICE, states, “NICE has a long-standing history and commitment to its Air Traffic Control customers, with major installations both in North America and abroad. Our ATC solutions are deployed at over 1,300 ATC centers and airports worldwide, including the world’s 30 busiest airports. We’re honored to have been selected to provide continuing support to LVNL’s ATC operations, which includes one of Europe’s most important international hubs.”

For more information on NICE’s Air Traffic Control (ATC) solutions, please visit our website by clicking here.

About Air Traffic Control the Netherlands (LVNL)
LVNL provides air traffic control services for the civil airspace of the Netherlands, facilitating more than 600,000 flights safely and efficiently each year. A member of the Central European Functional Airspace Block (FABEC), LVNL employs approximately 900 people and provides air traffic control services for Amsterdam Airport Schiphol, Rotterdam The Hague Airport, Groningen Airport Eelde, and Maastricht Aachen Airport.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.